SUPPLEMENT TO PROSPECTUS



     The Prospectus for Fan Energy Inc., dated May 14, 1998, is supplemented as follows:

     The Company has extended from June 2, 1998 until August 1, 1998 the expiration date for certain outstanding warrants which entitle the holders to purchase up to a total of 2,500,000 shares of Company Common Stock at $0.20 per share.















                   The date of this Supplement is May 29, 1998